UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number: 001-34609

China Hydroelectric Corporation

Bldg A #2105, Ping’An International Financial Center

No. 3 Xinyuan South Road, Chao Yang District, Beijing

People’s Republic of China 100027

Tel: (86-10) 6492-8483

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

China Hydroelectric Corporation

Form 6-K

China Hydroelectric Corporation is furnishing under cover of Form 6-K the following:

Exhibit 99.1        Press release dated April 10, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Hydroelectric Corporation

	By:	/s/ Liya Chen
	Name:	Liya Chen
	Title:	Chief Financial Officer

Date: April 10, 2013